Exhibit 99.1

LINKTONE REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR

2011 FINANCIAL RESULTS

BEIJING, China — March 8, 2012 — Linktone Ltd. (NASDAQ: LTON) (“the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2011.

UNAUDITED RESULTS FOR THE FOURTH QUARTER

	September 30,	September 30,		September 30,
	Three months ended
US$ million, except for per ADS items	December 31, 2010	September 30, 2011		December 31, 2011
Gross Revenues	$16.1	$16.6		$16.2
Gross Profit	4.6	6.6		6.0
Operating Income/(Loss)	(2.4)	0.7		1.1
GAAP Net Income/(Loss) from Continuing Operations	(1.7)	4.6		0.1
GAAP Net Income/(Loss)	(1.4)	4.6		0.1

GAAP Net Income/(Loss) per ADS (Diluted)	(3.3 ¢)	11.0	¢	0.2	¢

Non-GAAP Net Income/(Loss)	(0.1)	4.7		0.0

Non-GAAP Net Income/(Loss) per ADS (Diluted)	(0.3 ¢)	11.2	¢	0.1	¢

Cash and cash equivalents and short-term investments available for sale totaled $97.5 million as of December 31, 2011, compared with $92.8 million as of September 30, 2011.

Linktone’s financial results for the three months ended December 31, 2011 included the following:

Gross revenues decreased 2.4% sequentially to $16.2 million in the fourth quarter of 2011, compared with $16.6 million in the third quarter. The quarter-on-quarter revenue decline was primarily attributable to the VAS data-related services revenue, which were impacted by more stringent restrictions imposed by regulators in Indonesia, and a seasonal decline in revenue from interactive voice response (“IVR”) services in China.

On a year-over-year basis, revenue increased slightly from $16.1 million in the fourth quarter of 2010. This increase was primarily attributable to an increase in media content revenue, partially offset by the aforementioned decline in VAS data-related services revenue.

GAAP net income in the fourth quarter of 2011 was $0.1 million, or 0.2¢ per diluted ADS, compared with GAAP net income of $4.6 million, or 11.0¢ per diluted ADS, in the third quarter of 2011 and a GAAP net loss of $(1.4) million, or (3.3¢) per diluted ADS, in the fourth quarter of 2010. The Company’s third quarter 2011 net income included gains totaling $4.8 million related to the sale of $10 million of senior secured notes in Aerospace Satellite and a pooled investment fund with a value of $3.4 million.

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2011

	September 30,	September 30,
	Twelve months ended
US$ million, except for per ADS items	December 31, 2010	December 31, 2011
Gross Revenues	$71.7	$60.7
Gross Profit	22.5	22.3
Operating Income/(Loss)	(2.1)	0.2
GAAP Net Income/(Loss) from Continuing Operations	(0.9)	5.3
GAAP Net Income/(Loss)	(0.6)	5.3

GAAP Net Income/(Loss) per ADS (Diluted)	(1.4 ¢)	12.5	¢

Non-GAAP Net Income/(Loss)	0.7	5.3

Non-GAAP Net Income/(Loss) per ADS (Diluted)	1.7 ¢	12.6	¢

“Our focus through much of 2011 was on the continued expansion of our entertainment service portfolio and content distribution capabilities with the goal of positioning Linktone for sustainable, profitable growth in 2012 and over the longer-term. For the fourth quarter, revenue exceeded the high-end of our revenue projected in Q3 2011 by $1.2 million as we increased media content sales, continued to diversify our business geographically and reduced our dependence on wireless value-added services ,” said Hary Tanoesoedibjo, Group Chief Executive Officer. “In the fourth quarter, we grew media content revenue 56% over the third quarter and increased revenue contribution from this segment to 38% of total net revenues, from 23% in the third quarter. While our revenue base in 2012 will continue to be weighted toward WVAS, we are committed to diversifying Linktone’s business and reducing revenue concentration over the longer-term through the pursuit of new growth opportunities and expansion of our presence in targeted, high growth businesses such as mobile gaming and media content distribution.

“Looking ahead, we will continue to focus on our strategic initiatives aimed at expanding Linktone’s business, both in new territories and new areas of the broad multimedia marketplace. To this end, our InnoForm Group subsidiary was recently appointed as the exclusive video content distributor for our controlling shareholder PT Media Nusantara Citra Tbk (“MNC Group”), and will distribute MNC Group content including individual programs, series and television channels in targeted regions. We see great potential in this model, and are in the process of establishing an entity, which will distribute MNC-owned content and pay TV channels to markets outside Indonesia, and sell third-party content to both MNC Group and other media companies in Indonesia. MNC Group is, by far, Indonesia’s largest media conglomerate, and this partnership will significantly reduce the barriers to entry for Linktone, while giving the Company a considerable competitive advantage as we establish this business in the Indonesian market. As we continue to diversify our traditional media capabilities, we are actively capturing growth opportunities within the online and mobile media segments, creating a comprehensive suite of multi-genre media distribution services for media platform owners, advertisers and potential corporate partners.”

Mr. Tanoesoedibjo concluded, “Execution against our key growth initiatives remains on track, and we expect that 2012 will be a year of important progress for Linktone. We are continuing to expand our geographic reach, our content portfolio and our media distribution capabilities through organic growth and targeted investment opportunities. We are confident that through this strategy, we can further transform Linktone into a geographically diverse, multi-platform provider of multimedia content and services that span music, video, gaming and social media.”

FOURTH QUARTER REVENUE MIX

Linktone’s fourth quarter revenue mix includes VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, as well as mobile and PC games. The breakdown of revenue in the fourth quarter is as follows:

	September 30,	September 30,	September 30,	September 30,
	Three months ended
	September 30, 2011		December 31, 2011
US$ million, except for %	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
VAS Data-related services	$8.7	53%	$7.3	45%
VAS Audio-related services	3.0	18%	1.6	10%
Media content	3.9	23%	6.1	38%
Mobile games	0.7	4%	0.7	4%
PC games	0.3	2%	0.5	3%

Total gross revenue	$16.6	100%	$16.2	100%

The shift in fourth quarter 2011 revenue mix was primarily related to an increase in media content sales in Singapore, partially offset by a decline in IVR revenue from audio-related services in China and VAS data-related revenue in Indonesia.

Data-related services revenue in the fourth quarter accounted for 45% of gross revenues, or $7.3 million, a decline of 16% from the third quarter of 2011. The sequential decline was primarily due to a decline in SMS revenue from Linktone’s Indonesian operations, related to more stringent restrictions imposed by the Indonesian regulators.

The breakdown of VAS data-related services revenue in the fourth quarter is as follows:

	September 30,	September 30,	September 30,	September 30,
	Three months ended
	September 30, 2011		December 31, 2011
US$ million, except for %	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
SMS	$7.3	44%	$5.9	36%
MMS	0.9	6%	0.8	5%
WAP and JAVA	0.5	3%	0.6	4%

Total Data-related services	$8.7	53%	$7.3	45%

•

Short messaging services (“SMS”) decreased 19% on a sequential quarter basis, primarily due to a $1.9 million decline in SMS revenue from Linktone’s Indonesia operations. This was partially offset by a $0.5 million increase in SMS revenue generated by Linktone’s operations in China.

Audio-related services revenue in the fourth quarter accounted for 10% of gross revenue, or $1.6 million, a 47% decline from the third quarter of 2011. The Company’s audio-related services revenue in the third quarter of 2011 was driven by a seasonal increase in IVR revenue during the summer school holidays in China.

The breakdown of VAS audio-related services revenue in the fourth quarter was as follows:

	September 30,	September 30,	September 30,	September 30,
	Three months ended
	September 30, 2011		December 31, 2011
US$ million, except for %	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
IVR	$2.2	13%	$1.0	6%
RBT	0.8	5%	0.6	4%

Total Audio-related services	$3.0	18%	$1.6	10%

Media content revenue increased 56% sequentially to $6.1 million for the fourth quarter of 2011. The quarter-on-quarter revenue growth was due to a realization of deferred revenue.

MARGINS, EXPENSES AND BALANCE SHEET

	September 30,	September 30,	September 30,
	Three months ended
US$ million, except for margin items	December 31, 2010	September 30, 2011	December 31, 2011
Gross profit margin	29%	41%	37%
Operating income/(loss) margin	(15%)	4%	7%

Operating expenses	$6.9	$6.0	$4.9
Selling and marketing expenses	1.4	2.5	1.8
Product development expenses	0.7	0.6	0.9
Other general and administrative expenses	3.7	2.9	3.9
Income tax expense	(0.4)	0.1	0.9

The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the fourth quarter of 2011 include the following:

•	Gross profit margin decreased from 41% to 37% on a sequential-quarter basis. Third quarter gross margins benefitted from above-average margins generated by the Company’s subsidiary, PT Linktone.

•	Operating margin increased on a sequential-quarter basis, primarily due to a reversal of a contingent consideration payable in one of the operating companies in China.

•	Selling and marketing expenses decreased on a sequential-quarter basis, in-line with the declines in SMS and IVR revenue.

•	Other general and administrative expenses increased $1.0m on a sequential-quarter basis due to a write-off of unrecoverable and other debtors in China.

•	Income tax expense increased due to a valuation allowance in deferred tax asset on one of the operating companies in China.

•

Cash and cash equivalents and short-term investments available for sale, totaled $97.5 million as of December 31, 2011. The $4.8 million net increase from the third quarter of 2011 was attributable to a $4.4 million revaluation gain on short-term investments.

SHARE REPURCHASE ACTIVITY

Linktone purchased shares of its stock on the open market under the Company’s previously announced buyback program. During the fourth quarter, the Company purchased approximately 1.05 million ADS at an average price of $1.31 per ADS. Through December 31, 2011, Linktone purchased a total of 1.1 million ADS at an average price of $1.29 per ADS.

FIRST QUARTER 2012 OUTLOOK

For the first quarter ending March 31, 2012, Linktone anticipates gross revenues to be in the range of $11 million to $13 million.

DISCLAIMER REGARDING UNAUDITED FINANCIAL RESULTS

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2011. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2011, which will be included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of Non-GAAP net income or loss and Non-GAAP net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provisions for impairment and related reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China “PRC” and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

The Piacente Group, Inc.

Lee Roth or Wendy Sun

linktone@thepiacentegroup.com

Tel: 212-481-2050

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	September 30,	September 30,
	December 30,	December 31,
	2010	2011
	(audited)	(unaudited)
Assets
Current assets:

Cash and cash equivalents	58,875,399	40,921,818
Restricted cash	573,784	603,088
Short-term investments	33,809,913	56,584,958
Accounts receivable, net	17,889,593	19,424,233
Tax refund receivable	2,767,084	1,041,679
Inventory	2,304,716	1,881,749
Deposits and other current assets	6,584,246	6,807,266
Deferred tax assets	1,254,529	368,622
Total current assets	124,059,264	127,633,413

Property and equipment, net	11,796,390	11,195,432
Intangible assets, net	11,546,227	9,420,308
Goodwill	40,483,355	40,483,355
Non-current assets held for sale	819,578	814,878
Deferred tax assets	72,480	361,244
Other long-term assets	2,499,426	161,584

Total assets	191,276,720	190,070,214

Liabilities and shareholders' equity
Current liabilities:
Taxes payable	3,696,039	4,088,188
Accounts payable, accrued liabilities and other payables	24,045,406	14,996,743
Short-term loan	4,191,591	4,781,181
Deferred revenue	402,139	387,149
Deferred tax liabilities	1,078,403	163,066
Total current liabilities	33,413,578	24,416,327

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	September 30,	September 30,
	December 30,	December 31,
	2010	2011
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	1,743,466	2,598,300
Other long term liabilities	2,412,068	579,566

Total liabilities	37,569,112	27,594,193

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares and 410,422,650 shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively)	42,113	42,144
Additional paid-in capital	137,581,956	137,745,875
Treasury stock	—	(1,425,204)
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	2,376,723	4,453,157
Cumulative translation adjustments	9,306,938	10,973,973
Accumulated losses	(19,689,371)	(14,425,929)
Noncontrolling interest	21,623,084	22,645,840
Total shareholders’ equity	153,707,608	162,476,021

Total liabilities and shareholders’ equity	191,276,720	190,070,214

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three months ended			Twelve months ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Gross revenues	16,104,539	16,553,244	16,227,988	71,708,025	60,677,173

Sales tax	(503,868)	(271,940)	(537,775)	(2,087,121)	(1,591,748)

Net revenues	15,600,671	16,281,304	15,690,213	69,620,904	59,085,425

Cost of services	(11,025,110)	(9,654,775)	(9,689,057)	(47,137,394)	(36,763,545)

Gross profit	4,575,561	6,626,529	6,001,156	22,483,510	22,321,880

Operating expenses:
Product development	(690,866)	(571,098)	(906,077)	(2,811,783)	(2,669,333)
Selling and marketing	(1,376,221)	(2,467,365)	(1,751,683)	(8,377,743)	(8,566,257)
Other general and administrative	(3,650,808)	(2,866,581)	(3,945,197)	(12,325,334)	(12,638,207)
Reversal of contingent consideration payable	—	—	1,618,816	—	1,618,816
Reversal / (provision) for impairment	(1,212,455)	(66,005)	100,000	(1,102,265)	110,425
Total operating expenses, net	(6,930,350)	(5,971,049)	(4,884,141)	(24,617,125)	(22,144,556)

Income/(loss) from operations	(2,354,789)	655,480	1,117,015	(2,133,615)	177,324

Interest income	244,596	388,830	337,137	2,278,593	2,311,919
Other income / (loss)	206,031	(606,100)	(281,669)	701,884	(264,934)
Gain on sales of short-term investments	—	4,754,020	409,299	—	5,363,319

Income/(loss) before tax	(1,904,162)	5,192,230	1,581,782	846,862	7,587,628

Income tax benefit/(expense)	357,380	(146,500)	(939,791)	(1,439,261)	(1,299,981)
Less: Net income attributable to non- controlling interest	(156,235)	(426,128)	(553,143)	(301,582)	(1,024,205)

Net income/(loss) from continuing operations	(1,703,017)	4,619,602	88,848	(893,981)	5,263,442

Net income from discontinued operations	315,256	—	—	315,256	—

Net income/(loss)	(1,387,761)	4,619,602	88,848	(578,725)	5,263,442

Other comprehensive income/(loss):	2,685,026	(5,544,486)	5,870,589	4,237,689	3,536,428

Comprehensive income/(loss)	1,297,265	(924,884)	5,959,437	3,658,964	8,799,870

Basic income/(loss) per ordinary share:
Continuing operations	(0.00)	0.01	0.00	(0.00)	0.01
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income/(loss)	(0.00)	0.01	0.00	(0.00)	0.01
Diluted income/(loss) per ordinary share:
Continuing operations	(0.00)	0.01	0.00	(0.00)	0.01
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income/(loss)	(0.00)	0.01	0.00	(0.00)	0.01

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three months ended			Twelve months ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Basic income/(loss) per ADS:
Continuing operations	(0.04)	0.11	0.00	(0.02)	0.13
Discontinued operations	0.01	0.00	0.00	0.01	0.00
Total net income/(loss)	(0.03)	0.11	0.00	(0.01)	0.13
Diluted income/(loss) per ADS:
Continuing operations	(0.04)	0.11	0.00	(0.02)	0.13
Discontinued operations	0.01	0.00	0.00	0.01	0.00
Total net income/(loss)	(0.03)	0.11	0.00	(0.01)	0.13

Weighted average ordinary shares:
Basic	421,130,130	421,313,148	416,208,612	420,980,146	420,041,022
Diluted	421,130,130	421,315,394	416,210,858	420,980,146	420,088,521

Weighted average ADSs:
Basic	42,113,013	42,131,315	41,620,861	42,098,015	42,004,102
Diluted	42,113,013	42,131,539	41,621,086	42,098,015	42,008,852

LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three months ended			Twelve months ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	(1,387,761)	4,619,602	88,848	(578,725)	5,263,442
Stock based compensation expense	52,490	37,179	37,178	204,949	133,917
Provision / (reversal) for impairment	1,212,455	66,005	(100,000)	1,102,265	(110,425)
Non-GAAP net income/(loss)	(122,816)	4,722,786	26,026	728,489	5,286,934

Non-GAAP diluted income/(loss) per share	(0.00)	0.01	0.00	0.00	0.01
Non-GAAP diluted income/(loss) per ADS	(0.00)	0.11	0.00	0.02	0.13

Number of shares used in diluted per-share calculation	421,130,130	421,315,394	416,210,858	420,980,146	420,088,521

Number of ADSs used in diluted per-share calculation	42,113,013	42,131,539	41,621,086	42,098,015	42,008,852